787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

January 5, 2011

VIA EDGAR CORRESPONDENCE

Mr. Kevin Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust (the “Trust”)

Registration Statements on Form N-14 filed on behalf of:

(a)	Legg Mason ClearBridge Equity Income Builder Fund (“LMCB Equity Income Builder Fund”), a series of the Trust, with respect to its proposed reorganization with Legg Mason ClearBridge Dividend Strategy Fund (“LMCB Dividend Strategy Fund”), also a series of the Trust (Securities Act File No. 333-170728)

(b)	Legg Mason ClearBridge Mid Cap Core Fund (“LMCB Mid Cap Core Fund”), a series of the Trust, with respect to its proposed reorganization with Legg Mason ClearBridge Capital Fund (“LMCB Capital Fund”), also a series of the Trust (Securities Act File No. 333-170736)

(c)	Legg Mason Lifestyle Allocation 85% (“LM Lifestyle Allocation 85%”), a series of the Trust, with respect to its proposed reorganization with Legg Mason Lifestyle Allocation 100% (“LM Lifestyle 100%”) (Securities Act File No. 333-170733) (collectively, the “Registration Statements”)

Dear Mr. Rupert:

The Trust filed the Registration Statements on November 19, 2010, with an effective date of December 19, 2010. This letter responds to comments with respect to the Registration Statements that you provided in a telephone conversation with the undersigned on December 17, 2010. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment.

All Funds

Comment No. 1: You noted that the pro forma financial information in all three Registration Statements contained a statement regarding increases or decreases in fee waivers and/or expense

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in alliance with Dickson Minto W.S., London and Edinburgh

January 5, 2011

reimbursements resulting from the proposed reorganizations. You requested an explanation as to why the increases or decreases occur and how they are different from what would have happened without the reorganizations.

Response: Our responses with respect to each reorganization are set forth below.

LMCB Capital Fund/LMCB Mid Cap Core Fund: The increase in the fee waivers is due to both Funds’ not having expense caps in place prior to the proposed reorganization for the classes involved in the proposed reorganization. The expense caps approved by the Trust’s Board of Trustees with respect to LMCB Mid Cap Core Fund after the reorganization were applied to the pro forma financial information on the assumption that if the reorganization had occurred on November 1, 2009, the caps would have been in effect. A smaller amount, if any, would be waived in the absence of the reorganization.

LMCB Dividend Strategy Fund/LMCB Equity Income Builder Fund: The increase in the waiver/reimbursement amount is due to LMCB Equity Income Builder Fund not having any expense caps in place for Class A, Class B and Class C shares prior to the proposed reorganization. Expenses for LMCB Equity Income Builder Fund after the reorganization are capped at lower levels than the caps that are currently in place for Class A, Class B, Class C and Class I shares of LMCB Dividend Strategy Fund, so that shareholders of LMCB Dividend Strategy Fund will pay lower fees and expenses if the proposed reorganization is effected. The expense caps approved by the Trust’s Board of Trustees with respect to LMCB Equity Income Builder Fund were applied to the pro forma financial information on the assumption that if the reorganization had occurred on July 1, 2009, the caps would have been in effect. A smaller amount, if any, would be waived in the absence of a reorganization.

LM Lifestyle Allocation 100%/LM Lifestyle Allocation 85%: Fee waivers and/or expense reimbursements would have decreased by approximately $192,227 for the twelve-month period ended July 31, 2010 on a pro forma basis, as a result of the proposed reorganization. The decrease in the fee waivers and/or expense reimbursements is due to the economies of scale resulting from the proposed reorganization as certain expenses decrease (due to the elimination of duplicative expenses) or become a smaller percentage of overall assets.

Comment No. 2: You requested confirmation that no potential waivers or recoupments are being carried over in the reorganizations.

Response: Legg Mason will not recoup fees waived or expenses reimbursed with respect to LMCB Capital Fund, LMCB Dividend Strategy Fund and LM Lifestyle Allocation 100% (collectively, the “Target Funds”) before the reorganizations are effected. While Legg Mason has the ability to recoup fees waived or expenses reimbursed with respect to LMCB Mid Cap Core Fund, LMCB Equity Income Builder Fund and LM Lifestyle Allocation 85% (collectively, the “Acquiring Funds”) under the new expense caps, Legg Mason will not recoup after the proposed reorganizations fees that were waived or expenses that were reimbursed with respect to the Acquiring Funds prior to the reorganizations.

January 5, 2011

Comment No. 3: You requested that in the pro forma financial information, an explanation be provided regarding what the capital loss carryforwards mean for each Fund.

Response: The disclosure has been revised as requested, as follows:

LMCB Capital Fund/LMCB Mid Cap Core Fund:

Target Fund

The Reorganization would impact the use of the Target Fund’s capital loss carryovers, all of which at the current time are subject to the eight taxable year expiration referred to above, in the following manner: (1) the expiration date of the carryovers would move up one year; for example, the carryovers due to expire on October 31, 2015 would expire on October 31, 2014; (2) the carryovers would benefit the shareholders of the combined Fund, rather than only the shareholders of the Target Fund; (3) the amount of the carryovers that could be utilized in any taxable year would equal the long-term tax-exempt rate at such time, multiplied by the aggregate net asset value of the Target Fund at the time of the Reorganization (approximately $14,350,000 per year based on data as of October 31, 2010), this yearly limitation will be increased by any capital gains realized after the Reorganization on securities held by the Target Fund that had unrealized appreciation at the time of the Reorganization; and (4) any gains recognized after the Reorganization that are attributable to appreciation in the Target Fund’s portfolio at the time of the Reorganization would not be able to be offset by the capital loss carryover of the Acquiring Fund.

The combination of the above referenced limitations on the use of loss carryovers may result in a significant portion (from $96,200,000 to $132,400,000 based on data as of October 31, 2010) of the Target Fund’s loss carryovers expiring unused. It should be noted that there would be no assurances that the Target Fund would be able to use such losses in the absence of the Reorganization and that the Target Fund shareholders would benefit by having use of the Acquiring Fund’s capital loss carryovers.

Acquiring Fund

The Reorganization would impact the use of the Acquiring Fund’s capital loss carryovers in the following manner: (1) by benefiting the shareholders of the combined Fund, rather than only the shareholders of the Acquiring Fund; and (2) any gains recognized after the Reorganization that are attributable to appreciation in the Acquiring Fund’s portfolio at the time of the Reorganization cannot be utilized against any capital loss carryovers or losses recognized after the Reorganization that are attributable to depreciation in the Target Fund’s portfolio at the time of the Reorganization.

Information Applicable to Both Funds

The capital loss carryovers and limitations described above may change significantly between now and the Closing Date, expected to be approximately April 21, 2011. Further, the ability of each Fund to use these losses (even in the absence of the Reorganization) depends on factors other than loss limitations, such as the future realization of capital gains or losses. The combination of these factors on the use of loss carryovers may result in some portion of the loss carryovers of either or both of the Funds expiring unused.

January 5, 2011

LMCB Dividend Strategy Fund/LMCB Equity Income Builder Fund:

Target Fund

The Reorganization would impact the use of the Target Fund’s capital loss carryovers, all of which at the current time are subject to the eight year expiration referred to above, in the following manner: (1) the expiration date of the carryovers would move up one year and realign itself to that of the Acquiring Fund; for example, the carryovers due to expire on October 31, 2016 would expire on December 31, 2015; (2) the carryovers would benefit the shareholders of the combined Fund, rather than only the shareholders of the Target Fund; and (3) any gains recognized after the Reorganization that are attributable to appreciation in the Target Fund’s portfolio at the time of the Reorganization would not be able to be offset by the capital loss carryover of the Acquiring Fund.

Acquiring Fund

The Reorganization would impact the use of the Acquiring Fund’s capital loss carryovers in the following manner: (1) the carryovers would benefit the shareholders of the combined Fund, rather than only the shareholders of the Acquiring Fund; (2) the amount of the carryovers that could be utilized in any taxable year would equal the long-term tax-exempt rate at such time, multiplied by the aggregate net asset value of the Acquiring Fund at the time of the Reorganization (approximately $64,200,000 per year based on data as of October 31, 2010); this yearly limitation will be increased by any capital gains realized after the Reorganization on securities held by the Acquiring Fund that had unrealized appreciation at the time of the Reorganization; and (3) any gains recognized after the Reorganization that are attributable to appreciation in the Acquiring Fund’s portfolio at the time of the Reorganization would be not be available to offset the capital loss carryover of the Target Fund.

The combination of the above referenced limitations on the use of loss carryovers may result in a significant portion (from $262,700,000 to $411,000,000, based on data as of October 31, 2010) of the Acquiring Fund’s loss carryovers expiring unused. It should be noted that there would be no assurances that the Acquiring Fund would be able to use such losses in the absence of the Reorganization and that the Acquiring Fund shareholders would benefit by having use of the Target Fund’s capital loss carryovers.

Information Applicable to Both Funds

The capital loss carryovers and limitations described above may change significantly between now and the Closing Date, expected to be approximately April 21, 2011. Further, the ability of each Fund to use these losses (even in the absence of the Reorganization) depends on factors other than loss limitations, such as the future realization of capital gains or losses. The combination of these factors on the use of loss carryovers may result in some portion of the loss carryovers of either or both of the Funds expiring unused.

January 5, 2011

LM Lifestyle Allocation 100%/LM Lifestyle Allocation 85%:

Target Fund

The Reorganization would impact the use of the Target Fund’s capital loss carryovers in the following manner: (1) the expiration date of the carryovers would move up one year; for example, the carryovers due to expire on January 31, 2018 would expire on January 31, 2017; (2) the carryovers would benefit the shareholders of the combined Fund, rather than only the shareholders of the Target Fund; (3) the amount of the carryovers that could be utilized in any taxable year would equal the long-term tax-exempt rate at such time, multiplied by the aggregate net asset value of the Target Fund at the time of Reorganization (approximately $3,000,000 per year based on data as of August 31, 2010); and (4) any losses recognized after the Reorganization that are attributable to depreciation in the Target Fund’s portfolio at the time of the Reorganization are subject to these same limitations.

Acquiring Fund

The Reorganization would impact the use of the Acquiring Fund’s capital loss carryovers by benefiting the shareholders of the combined Fund, rather than only the shareholders of the Acquiring Fund.

Information Applicable to Both Funds

The capital loss carryovers and limitations described above may change significantly between now and the Closing Date, expected to be approximately April 21, 2011. Further, the ability of each Fund to use these losses (even in the absence of the Reorganization) depends on factors other than loss limitations, such as the future realization of capital gains or losses. The combination of these factors on the use of loss carryovers may result in some portion of the loss carryovers of either or both of the Funds expiring unused.

Comment No. 4: You requested that confirmation that each Registration Statement states that the Board has determined that the proposed Reorganization is in the best interests of each Fund.

Response: The prospectus contained in each Registration Statement states that the Board of Trustees of the Trust has determined that the proposed reorganization is in the best interests of each Fund. This disclosure is included in the prospectus of each Registration Statement as specified below:

LMCB Capital Fund/LMCB Mid Cap Core Fund: Pages 1 and 35 of the prospectus contained in the Registration Statement.

LMCB Dividend Strategy Fund/LMCB Equity Income Builder Fund: Pages 1 and 33 of the prospectus contained in the Registration Statement.

January 5, 2011

LM Lifestyle Allocation 100%/LM Lifestyle Allocation 85%: Pages 1, 30 and 31 of the prospectus contained in the Registration Statement.

LMCB Dividend Strategy Fund/LMCB Equity Income Builder Fund and LMCB Capital Fund/LMCB Mid Cap Core Fund

Comment No. 5: For both Registration Statements, you requested additional disclosure regarding how the Board of the Target Funds addressed the adviser’s conflict of interest in recommending reorganizations where its advisory fees will increase permanently as a result of the reorganizations. You requested that where the Acquiring Fund’s advisory fee does not have breakpoints but the Target Fund’s does, that point should be made clearer.

Response: The Trust believes that the Registration Statements present a complete discussion of the factors considered by the Trust’s Board in making its determinations that the proposed reorganizations are in the best interests of each Fund. The Board considered a number of factors, among which were the fees and expenses of each Fund involved in the proposed reorganizations, the fact that the management fees of LMCB Equity Income Builder Fund and LMCB Mid Cap Core Fund (collectively, the “Acquiring Funds”) were higher than those paid by LMCB Dividend Strategy Fund and LMCB Capital Fund (collectively, the “Target Funds”), and Legg Mason’s agreement to adopt expense caps that will reduce the expenses to be paid by the Target Fund’s shareholders below their current levels if the proposed reorganizations are approved. The Trust also believes that the Registration Statements clearly disclose the fact that the Acquiring Funds’ management fees are higher than currently charged to the Target Funds. As a result, the Trust respectfully submits that no revisions are necessary to the disclosure.

LMCB Dividend Strategy Fund/LMCB Equity Income Builder Fund

Comment No. 6: You requested a NAST analysis to justify the smaller fund being the survivor in the proposed reorganization.

Response: The Trust’s NAST analysis is set forth below. The Trust believes that the analysis supports its determination that the LMCB Equity Income Builder Fund should be the accounting and performance survivor of the proposed reorganization, notwithstanding that it is smaller than LMCB Dividend Strategy Fund.

NAST Factors	LMCB Dividend Strategy Fund (Target Fund)	LMCB Equity Income Builder Fund (Acquiring Fund) (Legal, Accounting and Performance Survivor)	Comments

Portfolio Management	Peter Hable, Peter Vanderlee, CFA, Harry D. Cohen, and Michael Clarfeld, CFA	Peter Vanderlee, CFA, Harry D. Cohen, and Michael Clarfeld, CFA	Both Funds have the same portfolio managers except that the Target Fund also has Peter Hable as a Portfolio Manager

Investment Objectives	The Target Fund seeks capital appreciation, principally through investments in dividend-paying stocks.	The Acquiring Fund’s primary investment objective is to provide a high level of current income. Long-term capital appreciation is its secondary objective.

The investment objectives are the same, except that the Acquiring Fund’s primary investment objective is to provide a high level of current income. Long-term capital appreciation is its secondary objective.

While the Acquiring Fund’s objective does not include a focus on dividend-paying stocks, a significant portion of the Acquiring Fund’s portfolio will consist of equity securities that pay dividends.

January 5, 2011

Principal Investment Strategies	Under normal market conditions, the Target Fund invests at least 80% of its assets in dividend-paying stocks. The Target Fund may invest up to 20% of its assets in other types of equity securities. The Target Fund may also make investments in companies that are not expected to pay dividends.	Under normal circumstances, the Acquiring Fund will invest at least 80% of the value of its net assets, plus borrowings for investment purposes, if any, in equity securities or other investments with similar economic characteristics. A significant portion of the Acquiring Fund’s portfolio will consist of equity securities that pay dividends.	Each Fund invests at least 80% of its net assets in equity securities, including stocks. The most significant difference between the Funds is that the Target Fund must invest at least 80% of its assets in dividend-paying stocks while the Acquiring Fund may invest that same amount in any type of equity security. The Acquiring Fund, however, will invest a significant portion of its portfolio in dividend-paying stocks.

	The Target Fund may invest up to 25% of its assets in foreign securities, including those of issuers in emerging market countries.	The Acquiring Fund may invest up to 50% of its net assets in equity securities of foreign issuers directly or in the form of depositary receipts representing an interest in those securities. The foreign issuers in which the Acquiring Fund may invest include issuers that are organized outside the United States and conduct their operations in the United States and other countries (commonly known as “multi-national companies”) and other foreign issuers with market capitalizations generally of at least $10 billion.	The Acquiring Fund may invest up to 50% of its net assets in foreign investments, while the Target Fund may only invest 25% of its assets in foreign investments. In addition, the Target Fund does contemplate investing in emerging market securities, but the Acquiring Fund does not.

January 5, 2011

	The Target Fund currently invests in fixed income securities only for short-term investment purposes.	The Acquiring Fund may invest up to 20% of its net assets in fixed income securities. The Acquiring Fund may invest in fixed income securities of any quality, including lower-rated, high yielding debt securities (commonly known as “junk bonds”). The Acquiring Fund may invest in fixed income securities when the portfolio managers believe such securities provide attractive income opportunities.	The Acquiring Fund may also invest up to 20% of its net assets in fixed income securities of any quality, while the Target Fund does not contemplate such investments.

Expense Structure	The Target Fund pays a management fee at an annual rate that decreases as assets increase, as follows: 0.65% on assets up to and including $1 billion; 0.60% on assets over $1 billion up to and including $2 billion; 0.55% on assets up over $2 billion up to and including $3 billion; 0.50% on assets over $2 billion up to and including $4 billion; and 0.45% on assets over $4 billion.	The Acquiring Fund pays a management fee at an annual rate that decreases as assets increase, as follows: 0.750% of assets up to and including $1 billion, 0.725% of assets over $1 billion and up to and including $2 billion, 0.700% of assets over $2 billion and up to and including $5 billion, 0.675% of assets over $5 billion and up to and including $10 billion and 0.650% of assets over $10 billion.	The Acquiring Fund will continue to pay advisory fees at its current fee structure if the proposed reorganization is approved by shareholders.

Portfolio Composition as of November 30, 2010	Asset Allocation: Equities: 96.36% Cash: 3.64% Top Sector Allocation: Consumer Staples: 15.33% Financials: 15.09% Industrials: 13.71% Information Technology: 13.64% Energy: 11.47%	Asset Allocation: Equities: 93.66% Bond: 5.66% Cash: 0.69% Top Sector Allocation: Energy: 14.43% Financials: 13.01% Industrials: 11.39% Consumer Staples: 11.27% Information Technology: 11.17%	The Acquiring Fund allocates some assets to bonds, whereas the Target Fund does not. The top sectors in which investments are allocated are the same for both Funds.

Asset Size as of August 31, 2010	$1,673.5 million	$1,644.9 million	The Acquiring Fund and the Target Fund are approximately the same size.

Additional Factors:

Age of Funds	August 18, 1996	September 16, 1985	The Acquiring Fund has ten years more performance history than the Target Fund.

Board Composition

Independent Trustees

Paul R. Ades

Andrew L. Breech

Dwight B. Crane

Frank G. Hubbard

Howard J. Johnson

David E. Maryatt

Jerome H. Miller

Ken Miller

John J. Murphy

Thomas F. Schlafly

Jerry A. Viscione

Interested Trustee

R. Jay Gerken

Independent Trustees

Paul R. Ades

Andrew L. Breech

Dwight B. Crane

Frank G. Hubbard

Howard J. Johnson

David E. Maryatt

Jerome H. Miller

Ken Miller

John J. Murphy

Thomas F. Schlafly

Jerry A. Viscione

Interested Trustee

R. Jay Gerken

The Board is the same for both Funds.

January 5, 2011

LMCB Capital Fund/LMCB Mid Cap Core Fund

Comment No. 7: You requested confirmation that the number shown for the increase in the management fees shown in the pro forma financial information is correct. You stated that you thought that the breakpoints in the Target Fund’s management fee would potentially lower the fee considerably below the Acquiring Fund’s advisory fee at the Target Fund’s current asset levels.

Response: The pro forma financial information has been revised to reflect the financial information from the Funds’ audited annual reports as of October 31, 2010. The increase in the management fee is due to the higher management fee rate of the Acquiring Fund being applied to the combined assets of both the Target Fund and Acquiring Fund.

Comment No. 8: Provide Tandy representations.

Response: The Trust’s Tandy representations are enclosed with this letter.

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Enclosures

cc:	Harris C. Goldblat, Esq., Legg Mason & Co., LLC

Thomas C. Mandia, Esq., Legg Mason & Co., LLC

Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP

Legg Mason Partners Equity Trust

55 Water Street

New York, New York 10041

January 5, 2011

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust (the “Trust”)

N-14, Securities Act File No. 333-170733

Ladies and Gentlemen:

In connection with the Commission Staff’s review of Form N-14 of Legg Mason Partners Equity Trust, on behalf of Legg Mason Lifestyle Allocation 85% (the acquiring fund) and Legg Mason Lifestyle Allocation 100% (the target fund), each a series of the Trust, as filed with the Commission on November 19, 2010, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Partners Equity Trust

By:	/s/ Rosemary D. Emmens
Name:	Rosemary D. Emmens
Title:	Assistant Secretary

Legg Mason Partners Equity Trust

55 Water Street

New York, New York 10041

January 5, 2011

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust (the “Trust”)

N-14, Securities Act File No. 333-170728

Ladies and Gentlemen:

In connection with the Commission Staff’s review of Form N-14 of Legg Mason Partners Equity Trust, on behalf of Legg Mason ClearBridge Equity Income Builder Fund (the acquiring fund) and Legg Mason ClearBridge Dividend Strategy Fund (the target fund), each a series of the Trust, as filed with the Commission on November 19, 2010, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Partners Equity Trust

By:	/s/ Rosemary D. Emmens
Name:	Rosemary D. Emmens
Title:	Assistant Secretary

Legg Mason Partners Equity Trust

55 Water Street

New York, New York 10041

January 5, 2011

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust (the “Trust”)

N-14, Securities Act File No. 333-170736

Ladies and Gentlemen:

In connection with the Commission Staff’s review of Form N-14 of Legg Mason Partners Equity Trust, on behalf of Legg Mason ClearBridge Mid Cap Core Fund (the acquiring fund) and Legg Mason ClearBridge Capital Fund (the target fund), each a series of the Trust, as filed with the Commission on November 19, 2010, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Partners Equity Trust

By:	/s/ Rosemary D. Emmens
Name:	Rosemary D. Emmens
Title:	Assistant Secretary